Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	Second Quarter		First Half
	2014	2013	2014	2013
Computation of Earnings:
Income before income taxes	$23,921	$19,490	$28,814	$27,599
Add:
Interest expense	6,864	6,926	13,610	13,819
Amortization of debt premium/discount and expenses	480	484	958	971
Interest portion of rent expense	645	588	1,263	1,108

Earnings as adjusted	$31,910	$27,488	$44,645	$43,497

Computation of Fixed Charges:
Interest expense	$6,864	$6,926	$13,610	$13,819
Capitalized interest	47	68	109	122
Amortization of debt premium/discount and expenses	480	484	958	971
Interest portion of rent expense	645	588	1,263	1,108

Fixed charges	$8,036	$8,066	$15,940	$16,020

Ratio of Earnings to Fixed Charges	3.97	3.41	2.80	2.72